Silver Standard Resources Inc.
Pro Forma Combined Financial Statements
December 31, 2015
(unaudited)

Silver Standard Resources Inc.
Pro Forma Combined Statement of Financial Position
As at December 31, 2015
(expressed in thousands of United States dollars - unaudited)

	Silver	Claude	Adjustments			Pro Forma
	Standard Resources Inc.	Resources Inc.	Pro forma	Purchase price allocation	Notes	Combined
		(note 3(f))
	$	$	$	$		$
Current assets
Cash and cash equivalents	211,862	26,740	—	(155)	3(a)	230,924
			(211)	—	3(a)
			(7,312)	—	3(b)
Trade and other receivables	36,733	359	—	—		37,092
Marketable securities	88,184	326	—	1,400	3(f)(i)	89,910
Inventory	135,976	16,616	—	1,206	3(f)(ii)	153,798
Other	3,979	—	—	—		3,979
	476,734	44,041	(7,523)	2,451		515,703
Non-current assets
Property, plant and equipment	348,712	96,325	—	361,833	3(f)(iii)	784,298
			(22,572)	—	3(d)(i)
Income tax receivable	18,243	—	—	—		18,243
Value added tax receivable	20,792	—	—	—		20,792
Other	7,196	—	—	—		7,196
Total assets	871,677	140,366	(30,095)	364,284		1,346,232

Current liabilities
Trade and other payables	53,352	6,623	—	—		59,975
Provisions	78,226	—	—	—		78,226
Debt	4,273	3,613	—	217	3(f)(vi)	8,103
	135,851	10,236	—	217		146,304
Non-current liabilities
Deferred income tax liabilities (assets)	29,026	(3,206)	(8,352)	140,534	3(f)(iv)	158,002
Provisions	51,532	5,091	—	(1,624)	3(f)(v)	54,999
Debt	208,085	9,762	—	173	3(f)(vi)	218,020
Total liabilities	424,494	21,883	(8,352)	139,300		577,325

Shareholders' equity
Share capital	707,607	144,540	(144,540)	—	3(c)	1,032,598
			—	325,202	3(a)
			(211)	—	3(a)
Other reserves	(54,805)	5,761	(5,761)	—	3(c)	(50,760)
			—	4,045	3(a)
Equity component of convertible notes	68,347	—	—	—		68,347
Retained (deficit)	(273,966)	(31,818)	31,818	—	3(c)	(281,278)
			(7,312)	—	3(b)
Total shareholders' equity attributable to our shareholders	447,183	118,483	(126,006)	329,247		768,907
Total liabilities and equity	871,677	140,366	(134,358)	468,547		1,346,232
The accompanying notes are an integral part of the pro forma combined financial statements

Silver Standard Resources Inc.
Pro Forma Combined Statement of Loss
For the year ended December 31, 2015
(expressed in thousands of United States dollars, except per share amounts - unaudited)

	Silver Standard	Claude	Pro Forma	Notes	Pro Forma
	Resources Inc.	Resources Inc.	Adjustments		Combined
		(note 5)
	$	$	$		$

Revenue	375,322	84,194	—		459,516
Cost of sales	(356,482)	(53,082)	(5,527)	3(f)(iii)	(415,091)
Income from mine operations	18,840	31,112	(5,527)		44,425

General and administrative expenses	(22,341)	(6,275)	—		(28,616)
Exploration, evaluation and reclamation expenses	(19,141)	—	(746)	3(d)(i)	(19,887)
Impairment charges	(48,421)	—	—		(48,421)
Operating (loss) income	(71,063)	24,837	(6,273)		(52,499)

Interest earned and other finance income	1,280	1,873	—		3,153
Interest expense and other finance costs	(25,965)	(4,430)	—		(30,395)
Other (expense)	(6,545)	(461)	461	3(d)(ii)	(6,545)
Foreign exchange (loss)	(11,364)	—	—		(11,364)
(Loss) income before tax	(113,657)	21,819	(5,812)		(97,650)

Income tax (expense) recovery	(10,645)	3,470	(9,392)	3(e)	(16,567)

Net (loss) income and net (loss) income attributable to shareholders	(124,302)	25,289	(15,204)		(114,217)

Weighted average shares outstanding (thousands)
Basic	80,770				117,339
Diluted	80,770				117,339

(Loss) per share
Basic	$(1.54)				$(0.97)
Diluted	$(1.54)				$(0.97)
The accompanying notes are an integral part of the pro forma combined financial statements

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma combined statement of financial position and unaudited pro forma combined statement of loss as at and for the year ended December 31, 2015 (the "Pro Forma financial statements") have been prepared by the management of Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") from our audited consolidated financial statements and the audited consolidated financial statements of Claude Resources Inc. (“Claude”) for December 31, 2015, each prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and give effect to a proposed plan of arrangement under which all of the issued and outstanding shares of Claude are acquired by us as described in Note 2 (the “Arrangement”). The Pro Forma financial statements have not been adjusted to reflect any non-recurring charges directly related to pro forma events that may be incurred following completion of the proposed acquisition. The Pro Forma financial statements include the following information:

a)
An unaudited pro forma combined statement of financial position as at December 31, 2015 prepared from the audited consolidated statement of financial position of Silver Standard and information derived from Claude’s audited consolidated statement of financial position, both as at December 31, 2015, Claude's converted to U.S. dollars at a rate of 1.3840 Canadian dollars per U.S. dollar, and gives effect to the Arrangement as if it was completed on December 31, 2015 and giving effect to the assumptions as described in Note 3; and

b)
An unaudited pro forma combined statement of loss for the year ended December 31, 2015 prepared from the audited consolidated statement of loss of Silver Standard and information derived from Claude’s audited consolidated statement of income, both for the year ended December 31, 2015, Claude's converted to U.S dollars at a rate of 1.2786 Canadian dollars per U.S. dollar, and gives effect to the Arrangement as if it had occurred on January 1, 2015 and giving effect to the assumptions as described in Note 3.

The Pro Forma financial statements have been prepared for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement actually occurred on December 31, 2015 or the results of operations that would have resulted had the Arrangement actually occurred on January 1, 2015. Further, the Pro Forma financial statements are not necessarily indicative of our future financial position or results of operations as a result of the Arrangement and should be read in conjunction with the audited consolidated financial statements of both Silver Standard and Claude as at and for the year ended December 31, 2015.

The Pro Forma financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve or liabilities resulting from integration planning as a result of the Arrangement. Any such savings or liabilities could be material.

The accounting policies used in the preparation of the Pro Forma financial statements are those set out in our audited consolidated financial statements as at and for the year ended December 31, 2015. In preparing the Pro Forma financial statements, a review was undertaken to identify differences between our accounting policies and those of Claude that could have a material impact on the Pro Forma financial statements. Differences identified are discussed in Note 3.

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	PLAN OF ARRANGEMENT

Pursuant to an arrangement agreement dated March 7, 2016, (the "Arrangement Agreement") we and Claude propose to carry out a plan of arrangement, subject to approval by the shareholders of both parties, applicable regulatory authorities and the Supreme Court of British Columbia. Under the Arrangement, we would acquire all of the issued and outstanding shares of Claude for consideration of 0.185 of a common share of Silver Standard plus C$0.001 in cash for each common share of Claude. Based upon the outstanding shares at the close date of the transaction, our current shareholders and the former shareholders of Claude would own approximately 68% and 32%, respectively, of the combined company excluding any impacts relating to potential exercises of outstanding stock options.

For accounting purposes, Claude is considered a business and the provisions under IFRS 3, Business combinations ("IFRS 3") are being applied with the acquirer being identified as us. As a result, transaction costs incurred by us relating to the issue of equity securities relating to the combination are recorded as a component of equity while all other transaction costs are expensed as incurred. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at fair value with the remaining excess purchase price, if any, recorded as goodwill.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following pro forma adjustments and the allocation of the purchase price to the assets acquired and liabilities assumed are preliminary and subject to change. Detailed plans for combining our operations and the operations of Claude have yet to be finalized. Additional costs may be incurred due to these efforts and have not been reflected in the Pro Forma financial statements.

a)Purchase of Claude outstanding shares, stock options and other share based compensation

The total preliminary purchase price of $329,402,000 for the Arrangement was determined as follows:

Claude common shares outstanding as at May 30, 2016 (thousands)	202,129
Exchange ratio	0.185
Common shares of ours issued to Claude shareholders (thousands)	37,394
Fair value per our common share, in CAD	$11.35
Fair value of our common shares issued, in CAD	424,421
USD to CAD exchange rate	1.3051
Fair value of our common shares issued (1)	325,202
Fair value of outstanding Claude stock options assumed by us	4,045
Share exchange cash payment of C$0.001 per Claude share (note 2)	155
Preliminary purchase price	329,402

(1)	Excludes transaction costs of $211,000 associated with issuing equity instruments under the Arrangement. These costs will be paid in cash by us.

The fair value per common share of Silver Standard, in CAD, of $11.35 is the price on the Toronto Stock Exchange ("TSX") at the transaction close and the foreign exchange rate of 1.3051 is the CAD to USD foreign exchange rate published by the Bank of Canada at the transaction close.

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

Pursuant to the Arrangement and subject to the exchange ratio of 0.185, we will assume the outstanding options of Claude and the holders of Claude stock options will receive the right to acquire our common shares. The calculation of the fair values related to Claude’s outstanding stock options at the close of the transaction was prepared using the Black-Scholes option pricing model with the following assumptions: our share price of $11.35 per share; risk-free interest rates between 0.65% and 0.70%; expected stock price volatility between 53.22% and 67.33%; expected life between 0.13 years and 3.25 years and an expected dividend yield of nil.

b)Costs associated with the Arrangement

We expect various non-recurring costs to be incurred by us and Claude relating to the closing of the Arrangement. The following table is a summary of the costs expected to be incurred:

$
Transaction costs:
Investment banker fees	4,697
Legal, advisory, valuation and other professional fees	900
Termination costs under executive compensation agreements	1,625
Other	90
Total costs associated with the Arrangement	7,312

The transaction costs are assumed to have been settled in cash at the balance sheet date, but have been excluded from the combined statement of loss as they are presented as being incurred prior to the close of the Arrangement.

c)Elimination of historical equity accounts of Claude

These pro forma adjustments eliminate the historical equity accounts of Claude.

d)Accounting policy differences

(i)	Exploration and evaluation expenditures

Claude’s policy is to capitalize all costs directly related to the exploration and evaluation of mineral properties, while our policy is to expense all exploration expenditures until: (i) a Proven and/or Probable Mineral Reserve has been established that demonstrates a positive financial return, and/or where there is a history of conversion of Mineral Reserves at operating mines, and (ii) necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable. Both companies follow a policy of capitalizing acquisition costs. As at December 31, 2015, we do not consider the exploration and evaluation costs attributable to the Amisk Gold property being acquired pursuant to the Arrangement would be capitalized under our accounting policy, as a Mineral Reserve has not been established. Adjustments have been made to the Pro Forma financial statements to expense the exploration and evaluation expenditures capitalized of $746,000 (C$954,000) by Claude during the year ended December 31, 2015 and to de-recognize cumulative capitalized expenditures as at December 31, 2015 of $22,572,000 (C$31,240,000).

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

(ii)	Financial instruments

We apply IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9"), to our financial instruments and this creates an accounting policy difference with respect to Claude's short term investments. Claude has classified these items as available-for-sale under IAS 39, Financial Instruments: Recognition and Measurement, with unrealized gains/losses being recognized in other comprehensive income ("OCI") and realized gains/losses and impairment charges being recognized in the consolidated statement of income. We classify the investments as fair value through OCI with all movements being recognized in OCI. In the year ended December 31, 2015, Claude recognized a write-down of $461,000 (C$590,000) in the consolidated statement of income that we have reclassified to OCI in the Pro Forma financial statements.

e)Impact of adjustments on deferred income taxes

Purchase price allocation impact on income tax expense The recognition of the deferred tax liability upon acquisition means that Claude would be in a net deferred tax liability position and thus a tax expense is recognized in the Pro Forma combined statement of loss for the year ended December 31, 2015 at an effective tax rate of approximately 37% on net income after all pro forma adjustments. The effective tax rate represents the combined income tax rate of 27% and the Saskatchewan mineral tax of 10%, giving rise to a tax expense of $5,892,000 for the year ended December 31, 2015.

Exploration and evaluation expenditures Claude’s policy for exploration and evaluation expenditures creates a timing difference under the liability approach to computing deferred taxes. The change in accounting policy for exploration and evaluation expenditures removes this timing difference, and the deferred tax asset has been adjusted accordingly.

Financial Instruments The deferred tax impact resulting from gains or losses on investments that Claude recorded in the income statement, would be reclassified to OCI under our accounting policy in accordance with IFRS 9. Deferred tax expense has been adjusted accordingly.

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

f)Purchase price allocation

The following table uses Claude’s audited consolidated statement of financial position as at December 31, 2015, converted to U.S. dollars using a rate of 1.3840 Canadian dollars per U.S. dollar and allocates the preliminary purchase price based on our preliminary estimate of the fair values after making adjustments for accounting policy differences.

	Claude carrying value	Claude carrying value	Presentation adjustment	Carrying value after presentation adjustment	Accounting policy adjustment (note 3(d))	Purchase price adjustment	Preliminary fair value
	CAD	USD	USD	USD	USD	USD	USD
	$	$	$	$	$	$	$
Current assets
Cash and cash equivalents	37,010	26,740	—	26,740	—	—	26,740
Marketable securities (1)	451	326	—	326	—	1,400	1,726
Trade and other receivables (2)	96	69	290	359	—	—	359
Inventories	22,998	16,616	—	16,616	—	1,206	17,822
Prepaid expenses and deposits	401	290	(290)	—	—	—	—
	60,956	44,041	—	44,041	—	2,606	46,647
Non-current assets
Property, plant and equipment (3)	133,321	96,325	—	96,325	(22,572)	361,833	435,586
Deferred income tax assets	6,587	4,759	—	4,759	8,352	(13,111)	—
Total assets	200,864	145,125	—	145,125	(14,220)	351,328	482,233

Current liabilities
Trade and other payables (4)	8,614	6,224	399	6,623	—	—	6,623
Debt	5,000	3,613	—	3,613	—	217	3,830
Net royalty obligation	434	314	(314)	—	—	—	—
	14,048	10,151	85	10,236	—	217	10,453
Non-current liabilities
Debt	13,511	9,762	—	9,762	—	173	9,935
Net royalty obligation	118	85	(85)	—	—	—	—
Provisions (5)	7,046	5,091	—	5,091	—	(1,624)	3,467
Deferred income tax liabilities	2,150	1,553	—	1,553	—	127,423	128,976
Total liabilities	36,873	26,642	—	26,642	—	126,189	152,831
Net assets acquired	163,991	118,483	—	118,483	(14,220)	225,139	329,402

(1)	Shown as "short-term investments" on Claude's audited consolidated financial statements for December 31, 2015.

(2)	Shown as "accounts receivable" on Claude's audited consolidated financial statements for December 31, 2015.

(3)	Shown as "mineral properties" on Claude's audited consolidated financial statements for December 31, 2015.

(4)	Shown as "accounts payable and accrued liabilities" on Claude's audited consolidated financial statements for December 31, 2015.

(5)	Shown as "decommissioning and reclamation" on Claude's audited consolidated financial statements for December 31, 2015.

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

In arriving at the fair values of the assets acquired and liabilities assumed, we made assumptions, estimates and assessments which are in part based on publicly available information at the time the Pro Forma financial statements were prepared and in part based on an interpretation of the provisions in the Arrangement Agreement itself. The actual fair values of the assets and liabilities will be determined as of the closing date of the Arrangement and may differ materially from the amounts disclosed in the preliminary purchase price allocation set out in the table above.

The preliminary fair value adjustments are as follows:

(i)	Marketable securities - reflects an adjustment to the fair value of Claude's current investments, based on the closing price of securities at the close of the transaction.

(ii)	Inventory - reflects an adjustment to the carrying value of Claude's gold bullion inventory and stockpiles of broken ore to reflect the fair value at the close of the transaction.

(iii)
Property, plant and equipment - this represents an adjustment of property, plant and equipment to its fair value. This adjustment represents the excess of the purchase price over the fair value of assets being acquired and liabilities being assumed. The higher property, plant and equipment value as a result of the purchase price allocation, results in an incremental depreciation charge that is recorded in the Pro Forma combined statement of loss.

(iv)
Deferred income taxes - this adjustment to deferred income taxes reflects an estimate of the tax impact of the Arrangement, in accordance with IFRS 3, on the preliminary fair value of the net assets of Claude acquired, primarily related to the temporary difference between the accounting value and the tax value that has increased as a result of the increase in the accounting value of net assets.

(v)
Provisions - represents the fair value of the close down and reclamation provision assumed. The purchase price adjustment results from using a higher discount rate to determine the preliminary fair value.

(vi)	Debt - represents the fair value of the current and non-current debt assumed.

4.	SHARE CAPITAL

After giving effect to the pro forma adjustments described in Note 3(a), our issued and outstanding share capital would be as follows:

	Number of common shares (thousands)	$
Balance at December 31, 2015	80,826	707,607
Issued by us to acquire Claude under the Arrangement (Note 3(a))	37,394	325,202
Transaction costs associated with issuing equity instruments under the Arrangement (note 3(a))	—	(211)
Pro forma balance as at December 31, 2015	118,220	1,032,598

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	CONSOLIDATED STATEMENT OF INCOME OF CLAUDE

The following table translates Claude's audited consolidated statement of income for the year ended December 31, 2015 to U.S. dollars based on a rate of 1.2786 Canadian dollars per U.S. dollar.

Year ended December 31, 2015	CAD	USD
	$	$

Revenue	107,651	84,194
Cost of sales (1)	(67,871)	(53,082)
Income from mine operations	39,780	31,112

General and administrative expenses	(8,023)	(6,275)
Operating income	31,757	24,837

Finance and other income	2,395	1,873
Finance (expense)	(5,664)	(4,430)
Other (expense) (2)	(590)	(461)
Income before tax	27,898	21,819

Income tax recovery	4,437	3,470

Net income and net income attributable to shareholders	32,335	25,289

(1)	Shown as "production costs", "production royalty", and "depreciation and depletion" on Claude's audited consolidated financial statements for the year ended December 31, 2015.

(2)	Shown as "loss on short term investments" on Claude's audited consolidated financial statements for the year ended December 31, 2015.

6.	PRO FORMA LOSS PER SHARE

The calculation of pro forma loss per share in the Pro Forma financial statements for the year ended December 31, 2015 is based on our weighted average number of common shares outstanding for the year ended December 31, 2015 plus the additional 37,394,000 of our common shares that would have been outstanding if the Arrangement were completed on January 1, 2015.